Exhibit 99.4

Transform Your Service Organization: NICE Global Webinar
Series to Examine Three Major Changes that will Help Companies
Create Perfect Experience

Paramus, New Jersey, July 9, 2015 – NICE Systems (NASDAQ: NICE) is hosting a global webinar series dedicated to examining the major transformations that organizations must undergo in order to create perfect customer experiences. These sessions, which begin July 9, will feature leading industry analysts, NICE experts, and NICE customers.

The webinars will focus on how companies can leverage NICE’s Customer Engagement solutions as a catalyst for transformation across three areas:

•	From mere aggregation to operational business insight – knowing what customers want and need and what should be done about it. For example:
o	“The Seven deadly Sins of Recording,” featuring Donna Fluss, DMG Consulting
o	“Take your Recording System to the Next Level”

•	From employee performance to employee empowerment – ensuring your employees are confident, incentivized and engaged. For example:
o	“Making the Move to Mobile WFM”
o	“WFM in the Cloud”

•	From personalization to context-driven experience – operationalizing big data and analytics to establish an in-context, real-time experience across the entire journey
o	“The Journey is Just the Beginning: Maximizing the Benefits of Customer Journey Mapping,” featuring Tony Costa, Forrester Research
o	“Get Ahead of the Game: Innovate Using Analytics to Drive a Truly Differentiated Customer Experience”

For more information and to register for the webinar series:

North America - http://info.nice.com/Webinar_Series_Announcement_PR.html

EMEA - http://info.nice.com/Q3-EMEA-Webinars_PR.html

APAC - http://info.nice.com/Q3-APAC-webinar-series-announcement.html

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.